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[Fleetwood Enterprises, Inc. Letterhead]

December 8, 2008

Via EDGAR and Hand Delivery

Ms. Amanda McManus
Ms. Michelle Lacko
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

  Re:
  Fleetwood Enterprises, Inc.
  Registration Statement on Form S-4
  File No. 333-155099
  Filed November 6, 2008

Dear Ms. McManus and Ms. Lacko:

        In connection with the above referenced Registration Statement and based on discussions with the staff of the U.S. Securities and Exchange Commission (the "Staff"), we are attaching as Appendix A hereto a matrix relating to certain SEC No-Action Letters that we have referred to in response to certain Staff comments. Also, we are supplementally enclosing for your convenience a marked copy of Amendment No. 2 to the Form S-4, which is marked to show all changes that have been made to the Form S-4 since Amendment No. 1 to the Form S-4 was filed on November 28, 2008.

        Should there be any questions, please do not hesitate to contact Jim Moloney at (949) 451-4343 or me at (951) 351-3740.

Sincerely,

/s/ LEONARD J. MCGILL Leonard J. McGill SVP, Corporate Development, General Counsel & Secretary
cc:
Perry Hindin (w/ attachments)
Nicholas Panos (w/ attachments)
Juan Migone (w/ attachments)
Liz Sandone (w/ attachments)
Brad Gude (w/ attachments)
    Securities and Exchange Commission
Steven R. Finley
James J. Moloney
    Gibson, Dunn & Crutcher LLP

 APPENDIX A

        We are providing supplementally the table below to assist the Staff in its review of the Refinancing Transaction and the Repurchase Transaction. With respect to compliance with Rules 14e-5(a) and 13e-4(f)(6) of the Exchange Act, Fleetwood Enterprises, Inc. does not believe the transactions contravene such rules because the circumstances are similar to those in which the Staff granted relief in PMI Group, Inc., SEC No-Action Letter (July 6, 2006) and CenterPoint Energy, Inc., SEC No-Action Letter (Dec. 21, 2006).

        When granting relief from Rules 14e-5(a) and 13e-4(f)(6), the Staff noted certain factors and circumstances as relevant and such factors and circumstances are similar to those present in Fleetwood's situation. Capitalized terms not defined below with respect to PMI and CenterPoint have the meanings ascribed to them in the applicable No-Action Letters. Capitalized terms below with respect to Fleetwood have the meanings ascribed to them in Fleetwood's prior response letters to SEC comments dated as of November 28, 2008 and December 3, 2008.

PMI Group, Inc.(1)	CenterPoint Energy, Inc.(2)	Fleetwood Enterprises, Inc.(3)
Commencing and completing the Exchange Offer on the timetable described in its request would provide holders of the Old Securities with an additional opportunity for liquidity.	Not applicable.	Commencing and completing the Refinancing Transaction will provide holders of Old Debentures with an opportunity to obtain liquidity by providing an ability to receive New Notes and Shares in addition to their ability to obtain common stock in connection with the Repurchase Transaction.
Neither the Exchange Offer nor the issuance of New Securities was expected to have a material impact, if any, on the trading price of the Common Stock.
The effect of the Redemption Offer, whether consummated before, during or after the Put Option Tender Offer, on the trading price of the Common Stock was not expected to differ since the terms of the Redemption Offer (other than timing) are provided in the Indenture.
For the reasons stated in response to the Staff's Comment #1 in Fleetwood's response letter dated November 28, 2008, Fleetwood believes the effects of the Refinancing Transaction and Repurchase Transaction are not affecting the trading price of Fleetwood's common stock.

The purchase price of the Old Securities pursuant to the Put Option Tender Offer was below the trading price of the Old Securities, and the Company expected that the Put Option Tender Offer would be viewed as economically unattractive to holders.
The conversion value of the Securities was in excess of the Put Option Price and, therefore, the Company did not believe that exercise of the Put Option would be viewed by holders of the Securities as economically advantageous.
Fleetwood does not believe it will be economically advantageous for holders of Old Debentures to tender into the Repurchase Transaction because Fleetwood is unlikely to have sufficient authorized shares to satisfy such obligations.

PMI Group, Inc.(1)	CenterPoint Energy, Inc.(2)	Fleetwood Enterprises, Inc.(3)
The Put Option Tender Offer was made pursuant to a contractual obligation under the terms of the Old Securities, and was not expected to have an impact on the trading price of the Old Securities.	The Redemption Offer was made pursuant to a contractual obligation under the terms of the Securities and was not expected to have an impact on the trading price of the Securities.	The Repurchase Transaction is being made pursuant to a contractual obligation under the indenture governing the Old Debentures and is not expected to have an impact on the trading price of the Old Debentures for the reasons stated in response to the Staff's Comment #1 in Fleetwood's response letter dated November 28, 2008

The Trading Price of the Old Securities was based in part on the conversion value of the Old Securities and the credit rating attached to the Old Securities, and the Put Option Tender Offer was not expected to affect either the conversion value of the Old Securities or such credit rating.
The Trading Price of the Securities was based in part on the Conversion Value of the Securities and the credit rating attached to the Securities, and the Redemption Offer was not expected to affect either the Conversion Value of the Securities or such credit rating.
Fleetwood does not believe that the Refinancing Transaction will have an impact on the trading price of the Old Debentures for the reasons stated in response to the Staff's Comment #1 in Fleetwood's response letter dated November 28, 2008. Furthermore, Fleetwood does not believe the transactions have or will affect the credit rating of the Old Debentures. Notably, during the offering periods for each offer, the credit ratings for the Old Debentures have not changed and Fleetwood is not aware of any changes that would occur as a result of the transactions.

(1)
PMI was granted relief to concurrently engage in an exchange offer of new debt securities for old convertible debt securities while engaging in an offer related to a contractual put right of holders of certain outstanding convertible debt. See PMI Group, Inc., SEC No-Action Letter (July 6, 2006).

(2)
CenterPoint was granted relief to concurrently engage in an offer to redeem all of its outstanding convertible senior notes while engaging in an offer related to a contractual put right of holders of certain outstanding convertible debt. See CenterPoint Energy, Inc., SEC No-Action Letter (Dec. 21, 2006).

(3)
Fleetwood is concurrently engaging in a Refinancing Transaction to exchange Old Debentures for New Notes and Shares of Common Stock while engaging in the Repurchase Transaction related to a contractual put right of holders of Old Debentures.

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[Fleetwood Enterprises, Inc. Letterhead]
APPENDIX A